UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____December 20, 2004___________

Date

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 September 2004 and 2003

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditor

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	Sept. 30, 2004	December 31 2003
Current
Cash and cash equivalents	$1,940,266	$2,665,654
Accounts and advances receivable	29,952	22,159
Prepaid expenses and deposits	1,100	1,100
Portfolio investments (Note 3)	202,902	176,479

	2,174,220	2,865,392
Restricted Cash – Flow-through (Note 7b(i))	467,821	750,000
Mineral Property Costs - Schedule (Note 4)	7,603,631	6,910,017
Property, Plant and Equipment (Note 5)	41,630	33,827
	$10,287,302	$10,559,236

LIABILITIES
Current
Accounts payable	$42,915	$79,339
Due to related parties (Note 6)	-	-
Cash call payable	40,066	-
Option payment settlement - current (Note 4a(ii))	23,211	23,211
	106,192	102,550

Option Payment Settlement (Note 4a(ii))	19,448	19,448

Contingent Liabilities (Note 4g)
Commitments (Note 9 and 4a(i))

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
27,234,705 (2003 – 26,266,705) shares	30,410,054	29,834,104
Deficit - Statement 2	(20,248,392)	(19,396,866)
	10,161,662	10,437,238
	$10,287,302	$10,559,236

ON BEHALF OF THE BOARD:

             “Harry Barr”                      , Director                             “Bernard Barlin”                          , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Accumulated Deficit	Total
Balance - 31 December 2000	9,096,163	$22,086,571	$(12,839,120)	$9,247,451
Issuance of shares for:
- Property	570,000	229,500	-	229,500
Loss for the year	-	-	(4,271,711)	(4,271,711)
Balance - 31 December 2001	9,666,163	22,316,071	(17,110,831)	5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	1,152,950
- Property	1,100,000	436,500	-	436,500
Share issuance costs	-	-	(47,940)	(47,940)
Stock compensation expense	-	238,495	-	238,495
Loss for the year	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	24,144,016	(17,946,772)	6,197,244
Issuance of shares for:
- Cash	10,924,936	5,092,738	-	5,092,738
- Property	800,000	336,000	-	336,000
- Finder’s fees	174,690	-	-	-
Share issuance costs	-	-	(272,171)	(272,171)
Stock compensation expense	-	261,350	-	261,350
Loss for the year	-	-	(1,177,923)	(1,177,923)
Balance - 31 December 2003	26,266,705	$29,834,104	$(19,396,866)	$10,437,238
Issuance of shares for:
- Cash	168,000	112,100	-	112,100
- Property	800,000	267,000	-	267,000
- Finder’s fees	-	-	-	-
Share issuance costs	-	-	(11,858)	(11,858)
Stock compensation expense	-	196,850	-	196,850
Loss for the year	-	-	(839,668)	(839,668)
Balance - 30 September 2004	27,234,705	$30,410,054	$(20,248,392)	$10,161,662

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months Ended Sept. 30 2004	3 Months Ended Sept. 30 2003	9 Months Ended Sept. 30 2004	9 Months Ended Sept. 30 2003
General and Administrative Expenses
Consulting fees	$47,835	$95,753	$116,147	$227,956
Management fees	25,920	25,920	77,760	82,660
Travel	76,433	37,311	105,094	80,026
Shareholder relations	12,876	-	45,316	51,319
Promotion	50,751	16,632	96,025	50,289
Audit and accounting	18,600	4,800	43,800	30,465
Transfer and filing fees	8,061	2,366	48,344	49,234
Office and miscellaneous	6,846	2,648	22,561	28,886
Rent and utilities	10,004	10,004	30,011	30,011
Wages, salaries and benefits	28,855	10,898	57,384	25,730
Legal	14,964	7,221	18,401	25,005
Vehicle lease	3,085	-	9,256	-
Telephone	5,971	2,705	15,046	10,871
Amortization	-	-	-	-
Insurance	46,242	(5,295)	46,242	4,397
Loss Before the Following	(356,443)	(210.963)	(731,387)	(696,849)

Other Income (Expenses)
Stock-based compensation (Note 7(e))	(32,400)	-	(196,850)	-
Gain on sale of investments	-	-	15,150	-
Interest income	11,953	2,413	34,204	4,769
Foreign exchange gain (loss), net	-	-	-	-
Write-off of mineral property costs	-	-	-	-
Bad debts	-	-	-	-
Finders’ fee	-	-	-	-
Write-down of investments	-	-	-	-
Property payments received in excess of cost	-	-	-	-
Gain on sale of property, plant and equipment	-	-	-	-
Management fee income	6,355	-	39,215	-
	(14,092)	2,413	(108,281)	4,769

Loss for the Period	$(370,535)	$(208,550)	$(839,668)	$(692,080)

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	3 Months Ended Sept. 30 2004	3 Months Ended Sept. 30 2003	9 Months Ended Sept. 30 2004	9 Months Ended Sept. 30 2003
Operating Activities
Loss for the period	$(370,535)	$(208,550)	$(839,668)	$(692,080)
Items not affecting cash
Amortization	-	-	-	-
Gain on sale of investments	-	-	(15,150)	-
Write-down of investments	-	-	-	-
Write-off of mineral properties	-	-	-	-
Gain on sale of property, plant and equipment	-	-	-	-
Stock compensation expense	32,400	-	196,850	-
Changes in non cash working capital	(132,621)	7,386	1,676	40,010
	(470,756)	(201,164)	(656,292)	(652,070)

Investing Activities
Purchase of investments	-	-	-	-
Proceeds on sale of investments	-	-	-	-
Mineral property acquisition costs	(60,176)	(46,528)	(194,117)	(151,408)
Mineral property deferred exploration costs	(395,679)	(47,276)	(938,536)	(233,355)
Meridian advance	131,198	-	603,789	-
Option payments received	-	10,000	85,150	40,000
Purchase of property, plant and equipment	-	-	(7,803)	(2,687)
Proceeds on sale of property, plant and equipment	-	-	-	-
Option payment liability settlement	-	-	-	-
	(324,657)	(83,804)	(451,517)	(347,450)

Financing Activities
Advances from (to) related parties	-	28,195	-	(9,245)
Loans from (repayments to) related parties	-	-	-	-
Share capital issued		-	112,100	1,456,696
Share subscriptions received	-	-	-	-
Share issuance costs	(3,843)	(8,000)	(11,858)	(97,976)
Treasury shares	-	-	-	-
	(3,843)	20,195	100,242	1,349,475

Net Increase (Decrease) in Cash	(799,256)	(264,773)	(1,007,567)	349,955
Cash position - Beginning of period	3,207,343	646,507	3,415,654	31,779
Cash Position - End of Period	$2,408,087	$381,734	$2,408,087	$381,734

Cash Position Consists of:
Cash and cash equivalents	$1,940,266	$381,734	$1,940,266	$381,734
Restricted cash – flow-through	467,821	-	467,821	-
	$2,408,087	$381,734	$2,408,087	$381,734

Supplemental Disclosure of Non-Cash Investing and Financing Transactions
Shares issued or for mineral properties	$127,000	$-	$267,000	$336,000
Shares issued for debt	$-	$-	$-	$-
Option payments received in shares	$-	$-	$17,100	$17,100
Stock compensation expense included in share capital	$32,400	$-	$196,850	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1a
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	9 Months Sept. 30, 2004	December 2003
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	$112,000	$-
Cash - option payments	12,065	77,000
	124,065	77,000
Deferred exploration expenditures
Drilling	224,103	71,191
Geological and field expenses	65,099	68,249
Engineering and consulting	227,705	46,043
Mineral property costs	43,561	37,029
Assaying	43,321	11,236
Option payments received - Meridian	(85,150)	-
Meridian advances	(603,789)	-
	(85,150)	233,748
Total	38,915	310,748
Union Bay Property, Alaska, USA
Acquisition costs
Treasury shares – finder’s fee	-	-
Cash payments – staking	-	56,316
	-	56,316
Deferred exploration expenditures
Assaying	-	24,574
Geological and field expenses	-	5,909
Mineral property fees	-	2,737
	-	33,220
Shares - option payments received	(17,100)	(17,100)
Cash - option payments received	-	(20,000)
Total	(17,100)	52,436

Balance Forward	$21,815	$363,184

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1b
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	9 Months Sept. 30, 2004	December 2003
Balance Carried Forward	$21,815	$363,184
Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	210,000
Cash - option payments	16,750	16,875
	16,750	226,875
Deferred exploration expenditures
Mineral property fees		15,218
Engineering and consulting	7,758	10,587
Geological and field expenses	2,605	3,055
Wages	3,676	2,450
Assaying		847
	14,039	32,157
Total	30,789	259,032

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	126,000	126,000
Cash - option payments	26,800	-
Total	152,800	126,000

Liberty Bell Property, Alaska, USA
Acquisition costs	-
Cash payments - staking	-	30,015
Total	-	30,015

Rainbow Hill Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	14,000	-
Cash - option payments	40,482	-
	54,482	-

Deferred exploration expenditures
Engineering and consulting	4,922	-

Total	59,404	-

Balance Forward	$264,808	$778,231

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1c
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	9 Months Sept. 30, 2004	December 2003
Balance Carried Forward	$264,808	$778,231
Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	18,020	23,058
	18,020	23,058
Deferred exploration expenditures
Mineral property fees	22,908	19,286
Geological and field expenses	3,230	2,023
Engineering and consulting	-	242
	26,138	21,551
Total	44,158	44,609

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Cash - option payments	-	20,000
Treasury shares - option payments	-	-
	-	20,000

Recovery - cash option payments received	-	(20,000)
Recovery - share option payment received	-	-
	-	(20,000)
Total	-	-

General Exploration and Property Examinations
Engineering and consulting	3,600	15,414
Geological and field expenses	50,198	3,110
Assaying	-	193
Total	53,798	18,717

Balance Forward	$362,764	$841,557

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1d
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	9 Months Sept. 30, 2004	December 2003
Balance Carried Forward	$362,764	$841,557

Grew Creek Property, Yukon
Acquisition costs
Treasury shares - option payments	15,000
Cash - option payments	40,000	-
	55,000	-
Deferred exploration expenditures
Drilling	30,000
Mineral property fees	-	-
Geological and field expenses	7,221	-
Engineering and consulting	7,119	-
	44,340	-
Total	99,340	-

Eskay Rift Property, B.C.
Acquisition costs
Staking costs	40,000
Cash - option payments	-	-
	40,000	-
Deferred exploration expenditures
Mineral property fees		-
Geological and field expenses	191,510	-
Engineering and consulting		-
	191,510	-
Total	231,510	-

Costs for the Year	693,614	841,557
Balance - Beginning of year	6,910,017	6,087,177
Write-off of mineral property costs	-	(18,717)
Balance - End of Year	$7,603,631	$6,910,017

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, Freegold Recovery, USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Portfolio Investments

Portfolio Investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the company’s assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the company acquires or disposes of a property subject to an option agreement the option is exercisable at the option of the optionee and as such option payments payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Exploration Expenditures - Continued

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

The Canadian Generally Accepted Accounting Principles (“GAAP”) for mineral property costs are promulgated in the Canadian Institute of Chartered Accountants (“CICA”) Handbook (“Handbook”). Certain sections of the Handbook allow classification as tangible assets and a certain section allows classification as an intangible asset. The company has chosen to classify its mineral property costs as tangible assets in accordance with its interpretation of GAAP. The company believes that its interpretation of GAAP is appropriate and consistent with Canadian GAAP.

The alternative interpretation of GAAP would provide for capitalization of costs relating to mineral properties as an intangible asset at the time of its acquisition. For companies in the exploration stage the excess of the carrying value over the residual value would be amortized over the period of the subject option agreement, the period in which the company expects to complete its exploration programs or to sell, develop or further explore the underlying properties.

The CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may change the company’s current method of accounting for the mineral property expenditures. Until such guidance is available the company expects to continue its accounting policy of treating such costs as tangible assets.

If the company had chosen to account for these costs as intangible assets and amortized these costs on a straight line basis over either (a) the term of the agreement, (b) the period expected to complete its exploration programs or (c) the period to convert, develop or further explore the underlying mineral properties the company’s financial statements would change as follows:

	2003	2002
Mineral Properties – as tangible assets	$6,910,017	$6,087,177
Mineral Properties – as intangible assets - costs	$6,910,017	$6,087,177
Mineral Properties – as intangible assets – accumulated amortization	(5,851,112)	(5,248,739)
Intangible assets - net	$1,058,905	$838,438

Net loss for the year as reported	$(1,177,923)	$(788,001)
Amortization of intangible assets	(602,373)	(529,703)
Write-off of mineral properties as reported	18,717	104,036
Loss for the year	$(1,761,579)	$(1,213,668)
Loss per share – Basic and diluted	$(0.09)	$(0.10)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Amortization

The company provides for amortization on its property, plant and equipment at 20% - 30% on a declining balance method.  One half of the rate is applied in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Stock Based Compensation - Change in Accounting Policy

The company adopted the recommendations of CICA Handbook Section 3870, stock based compensation and other stock-based payments, effective to all awards granted on or after
1 January 2002. This established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 January 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

k)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

2.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, restricted cash, accounts payable, amounts due to related parties, and option payment settlement.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to U.S. dollars.  The company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

3.

Portfolio Investments

Details are as follows:

	2004				2003
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West (“PFN”)	400,400	1.3%	$139,679	$200,200	$111,756
CanAlaska Ventures Ltd. (“CVV”)	312,400	1.1%	63,223	62,480	63,223
Quaterra Resources Inc. (“Quaterra”)	0	0.0%	0	0	1,500
			$202,902	$262,680	$176,479

The above investments have been accounted for using the cost method.  PFN, CVV and the company are companies with certain directors in common.  During the period, the company had a net gain on sale of investments of $15,150 of which a gain of $NIL was due to the sale of PFN shares and a gain of $15,150 was due to the sale of Quaterra shares.  The maximum percentage owned of PFN or CVV by the company at any time during the year was less than 2% .

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2004	Total 2003
Golden Summit Property	$292,668	$4,630,216	$4,922,884	$4,883,969
Union Bay Property	110,658	107,305	217,963	235,063
Rob Property	475,075	107,437	582,512	551,723
Yeager Property	444,300	-	444,300	291,500
Liberty Bell Property	30,015	-	30,015	30,015
Rainbow Hill Property	54,482	4,922	59,404	-
Almaden Property	643,076	71,630	714,706	670,548
Grew Creek Property	55,000	44,340	99,340	-
Eskay Rift Property	40,000	191,510	231,510	-
General exploration costs	-	47,972	47,972	-
PGM Properties	98,650	154,375	253,025	247,199
	$2,243,924	$5,359,707	$7,603,631	$6,910,017

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A.

By various agreements dated from 1 December 1992 to 9 May 1997, the company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the company.  The property is controlled by the company through long-term lease agreements or outright claim ownership.  As consideration for the property, the company agreed to:

  Issue 100,000 shares of the company (issued in 1997);

  Issue 100,000 shares of the company for each U.S. $1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2003, the company had spent approximately U.S. $3,400,000 on the property since 9 May 1997 (100,000 shares issued in 1998, 100,000 shares issued in 1999 and 100,000 shares issued in 2001);

  Expend a minimum of U.S. $1,767,000 of exploration expenditures on the property before the year 2000 (completed);

  Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”).  The company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the company agreed to make advance royalty payments as follows:

		U.S. Funds
1992 – 1998 (U.S. $15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury issued)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003		$50,000	(paid)
2004 – 2006 (U.S. $50,000 per year)		$150,000
2007 – 2019 (U.S. $150,000 per year)		$1,950,000

*  This advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A. - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of U.S. $50,000 was paid 1 October 2000.  Until 2006, if the company terminates the agreement prior to 1 April of any year, the company's obligation will be the completion of any reclamation work.  If the company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made in cash, shares or a combination thereof.

During the exploration stage and before commencement of production, the company is required to incur minimum exploration expenditures of U.S. $50,000 per year from 2000 to 2006 if the average price of gold exceeds U.S. $300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of U.S. $50,000 is required for 2004, as the average price of gold during the last three months of 2003 was above U.S. $300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the company must pay the lessor the difference between the value of the work incurred and U.S. $50,000.

The leased property is subject to a 3% NSR.

 (ii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the company agreed to make annual advance royalty payments from 1986 to 2003.

During the 1999 fiscal year, the company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the company for U.S. $250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the prior year, the dispute was settled.  The company agreed to pay U.S. $160,000 of which U.S. $100,000 was paid during 2001.  The remaining U.S. $60,000 will be paid over the next four years at U.S. $15,000 per year commencing in fiscal 2002.  As at 31 December 2003, U.S. $30,000 remains to be paid of which U.S. $15,000 is classified (CDN $23,211) as current and U.S. $15,000 (CDN $19,448) is classified as long term.

(iii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the company assumed the obligation to make advance royalty payments of U.S. $2,500 per year until 1996 (paid) and U.S. $5,000 per year thereafter (paid to date).  The claims are subject to a 4% NSR which the company has an option to purchase for the greater of the current value or U.S. $1,000,000, less all advance royalty payments made.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A. - Continued

      Meridian Gold Option and Joint Venture

By agreement dated 23 January 2004, the company entered into an option and joint venture agreement with Meridian Gold Company (“Meridian”) with regard to the Golden Summit Project (Note 4a).

Under the agreement, the Golden Summit Project has been divided into three project areas; Areas A, B and C.  Meridian may earn up to a 70 percent interest in Areas A and B, by financing and placing a project into commercial production.

To earn a 50% interest in Areas A and B, Meridian, at its own option must make payments, subscribe to the company’s shares and incur exploration expenditures as follows:

	Subscribe for Shares	Cash Payments U.S. Funds	Incur Exploration Expenditures U.S. Funds
Upon execution of the agreement (cash received )	* 143,000	$40,000	$-
On or before 31 December 2004	** 200,000	75,000	*** 650,000
On or before 31 December 2005	-	100,000	750,000
On or before 31 December 2006	-	175,000	1,500,000
On or before 31 December 2007	-	-	2,100,000
	343,000	$390,000	$5,000,000

* 143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $1 expiring within 12 months.

** 200,000 units at $1 per unit consisting of one common share and one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $1.30 expiring within 12 months.

*** The total 2004 exploration expenditure budget includes U.S.$650,000 plus U.S.$90,000 for airborne magnetic surveys for a total of U.S.$740,000.

Meridian also has the right of first refusal for Area C.

Once vested at 50%, Meridian can earn another 10% to increase its interest to 60% by completing an independent bankable feasibility study.  If the feasibility study identifies reserves in excess of 500,000 ounces of gold, Meridian must pay U.S. $1.00 for every ounce identified.  To earn 70%, Meridian must arrange all financing and put the project into commercial production.

This agreement is subject to regulatory approval.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002 and amended 31 March 2004, the company has the option to earn a 100% interest in certain mineral claims, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the company shall, at its option, make the following payments and issue shares as follows:

	U.S. Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2003 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003 (issued)	-	300,000
- On or before 1 April 2004 (paid)	10,000	-
- On or before 1 July 2004 (paid/issued)	10,000	300,000
- On or before 1 July 2005	15,000	-
- On or before 1 July 2006	25,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$185,000	900,000

In addition, the company must issue an additional 500,000 shares once the company has expended an aggregate of U.S. $1 million on the property.  The optionor retains a 2% NSR of which the company may purchase half (1%) for U.S. $1,000,000.

c)

Union Bay Property, Alaska, U.S.A.

The company acquired certain mineral claims known as the Union Bay Property, in Alaska, U.S.A., by way of staking.

(i)

By agreement dated 17 April 2001, the company granted to Quaterra Resources Inc. ("Quaterra"), an option to earn a 50% interest in the property.

As consideration Quaterra was to pay U.S. $100,000 ($30,000 received), issue 200,000 Quaterra shares (received) and incur U.S. $1,000,000 in exploration expenditures.

A finder’s fee of 25,000 shares of the company was paid on this agreement.

During the year ended 31 December 2002, Quaterra terminated the agreement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, U.S.A. - Continued

(ii)

By agreement dated 1 October 2002 and amended 2 April 2003, the company granted to Pacific North West Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN, at its option, must subscribe to purchase a private placement of $165,000 (completed in the prior year) and must make cash payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
-On or before 30 January 2004 (received)	-	30,000	-
-On or before 1 July 2004 (received/completed)	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return (“IRR”) in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into commercial production.

PFN is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before PFN vests with a 50% interest, and subsequently vests with an interest in the property, the company and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the property and PFN shall relinquish its right to earn a 60% or 70% interest.  PFN will then issue shares to the value of $100,000 to the company within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, PFN will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the company and PFN.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, U.S.A. - Continued

iii)

Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) (a major mining company), the company and PFN optioned for up to a 70% interest in the Union Bay platinum project.  Under the agreement, Lonmin must incur, at its option, exploration expenditures of U.S. $815,000 (completed) in 2003 and a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Lonmin may earn the 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the company and PFN will each repay their share of the exploration costs and contribute pro rata to operating costs.  PFN is the operator of the project during the exploration phase.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the company shall, at its option, make the following payments and issue shares as follows:

	U.S. Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 an approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, U.S.A. - Continued

The company is also responsible to make payments for an underlying agreement with the vendor as follows:

U.S. Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the company is also required to expend a total of U.S.$1,000,000 in exploration expenditures on the property prior to 31 December 2008.  Minimum work in any given year shall not be less than U.S. $10,600 per year. Should the company fulfill this U.S.$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than U.S. $350	U.S. $30,000
U.S. $350 to U.S. $400	U.S. $40,000
More than U.S. $400	U.S. $50,000

The vendor shall retain a 1% NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for a gold price less than U.S. $300, 1.5% for gold prices between U.S. $301 and $350, and 2% for gold prices greater than U.S. $350.  The NSR may be purchased for U.S. $500,000 for each percentage point.  An undivided 100% interest in the Property may be purchased for U.S. $1.5 million.

The optionor retains a 1% NSR which the company may purchase for U.S. $1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Rainbow Hill Property, Alaska, U.S.A.

By agreement dated 28 August 2003 the company can acquire, from CanAlaska Ventures Ltd. (“CVV”), a company with certain directors and officers in common, up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.  To acquire a 50% interest in the property, the company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement *	-	$10,000	$-
Within 5 days of regulatory approval *	50,000	-	-
On or before 31 December 2003 *		20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

*  These cash payments and exploration expenditures have been paid/incurred in 2004 after the company received regulatory approval.

The company will be the operator of the project and is responsible for the annual rents due on the property.  Once vested, the company may increase its interest to 60% by completing a feasibility study within two years.  An additional 5% may be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return in excess of 15%, the company will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

In the event that a major mining company (“Major”) elects to participate in the project before the company vests with a 50% interest (with the Company having expended less that U.S. $1,000,000), the company will issue up to a million shares to CVV.  In the event that a Major elects to participate in the project before the company vests with a 50% interest, and after the company expended U.S. $1,000,000 but has not expended U.S. $2,000,000, the company will issue up to 750,000 shares to CVV.

This agreement is subject to regulatory approval.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Liberty Bell Property, Alaska, U.S.A.

The Company acquired by staking 48 one hundred sixty-acre state mining claims plus 46 forty-acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska.

g)

Almaden Property, Washington County, Idaho, U.S.A.

By agreement dated 13 December 1995 and various amendments, the company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the company paid U.S. $250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.  A feasibility report dated July 1997 indicates a proven and recoverable gold resource of approximately 526,000 ounces of gold based on production over a six-year period.  The report uses an 18.9% discounted cash flow rate of return and a gold selling price of U.S. $364 per ounce.

Pursuant to the company submitting a feasibility report, the company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the company.  The joint venture assumed the requirements to pay U.S. $250,000 to underlying optionors (paid), U.S. $4 per month for each acre acquired (approximately U.S. $10,000 per year [paid to date]) and U.S. $24,000 per year (U.S. $6,000 annually [paid to date] and the remaining U.S. $18,000 is deferred for payment upon commencement of commercial production).  The U.S. $18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is U.S. $396,000.

By agreement dated 17 April 2001, the company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") for 500,000 shares of the company (issued). The company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  The issued shares are subject to a voluntary pooling and voting agreement.  Under this agreement, the company's representative has a three-year voting trust with 100% of the shares in the first year, 75% in the second year and 50% in the third year.  The shares shall be eligible for release as to 1/3 in each year, and each released amount shall be available for sale as to 25% each quarter.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 during the 2001 year.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than U.S. $425 per ounce and 2% if the average price of gold is equal to or greater than U.S. $425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

4.

Mineral Property Costs - Continued

h)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  To exercise this option, the company made cash payments of $100,000 and issued 300,000 common shares.  In addition, the company incurred minimum exploration expenditures of $50,000 on the property by
15 December 2000.  The Company is required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The company has the right to purchase up to 2% NSR of the NSR for $3,000,000.  The first 1% for $1,000,000 and the second 1% for $2,000,000.

By letter agreement dated 16 November 2001, the company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (all requirements complete).

PFN has the right to purchase an additional 30% interest in the property by paying to the company $750,000.  The company and PFN will share the NSR buyout privileges in proportion to their respective interests.

i)

Grew Creek Property, Yukon, Canada

Under the terms of agreement, the company will incur exploration expenditures of $1.5 million, make cash payments of $305,000 over 5 years and issue 200,000 shares over 4 years.  The property is subject to a 3% NSR. In the event that Commercial Production has not commenced on the property by the 6th anniversary of the agreement, the company shall make an advance royalty payment in the amount of $50,000.  On the 7the Anniversary, the annual advance royalty payments shall increase to $100,000.  The foregoing is subject to Regulatory Approval.

j)

Eskay Rift Property, British Columbia, Canada

The company acquired by staking a 100% interest in 400 claim units in the Kinaskan area of Northern British Columbia.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

5.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Automotive equipment	$32,744	$(32,170)	$574	$574
Office equipment	176,991	(135,935)	41,056	33,253
	$209,735	$(168,105)	$41,630	$33,827

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

6.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 30 September 2004, amounts due to related parties consists of $NIL owing to companies controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management fees of $77,760 were paid to a company controlled by a director and officer.

c)

During the year, consulting fees of $28,500 were paid to a company controlled by the Corporate Secretary.

d)

During the year, accounting fees of $33,000 were paid to a company controlled by the CFO.

e)

During the year, rent of $30,011 was paid to a company controlled by a director and officer.

7.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post-consolidation basis for consistency purposes.

b)

Private Placements

i)

During the previous year, the company issued 1,190,476 flow-through units consisting of one flow-through common share and one-half non-flow-through, non-transferable share purchase warrant for gross proceeds of $750,000.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.70 expiring 18 December 2004.  The company issued 51,890 units as a finder’s fee to third parties for this placement.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash--Flow-Through represents funds that have not been spent as at the balance sheet date.

ii)

During the period, a 143,000 unit private placement was issued for gross proceeds of

$100,100.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

7.

Share Capital - Continued

c)

Exercise of Warrant and Options

i)

During the period, 25,000 options were exercised for gross proceeds of $12,000.

d)

Share Purchase Warrants

As at 30 September 2004, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants	1,164,286	$0.60	18 May 2005
	374,625	$0.50	17 June 2005
	1,366,500	$0.60	5 July 2005
	474,471	$0.50	18 July 2005
	25,000	$0.47	1 June 2005
	994,750	$0.55	1 June 2005
	25,000	$0.47	19 October 2004
	1,861,057	$0.55	1 June 2005
	127,555	$0.55	21 October 2004
	61,400	$0.55	1 June 2005
	25,000	$0.47	19 November 2004
	1,297,714	$0.55	1 June 2005
	21,050	$0.55	21 November 2004
	160,222	$0.55	1 June 2005
	31,000	$0.49	5 December 2004
	96,848	$0.55	1 June 2005
	620,238	$0.70	1 June 2005
	25,000	$0.47	19 December 2004
	25,000	$0.47	19 January 2005
	25,000	$0.47	19 February 2005
	12,500	$0.47	19 April 2005
	25,000	$0.47	19 March 2005
	143,000	$1.00	15 April 2005
	8,982,216

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company’s options at 30 September 2004 and the changes for the period are as follows:

Number Outstanding 31 December 2003	Granted	Exercised	Cancelled	Expired	Number Outstanding 30 Sept. 2004	Exercise Price Per Share	Expiry Date
-	-	-	-	-	-	-
100,000	-	-	-	-	100,000	$0.25	1 July 2007
100,000	-	(25,000)	(75,000)	-	-	$0.48	1 September 2004
160,000	-	-	(20,000)	-	140,000	$0.50	11 February 2005
324,500	-	-	(10,000)	-	314,500	$0.50	28 February 2005
20,000	-	-	(12,500)	-	7,500	$0.50	5 May 2005
975,000	-	-	-	-	975,000	$0.50	31 December 2007
1,300,000	-	-	(40,000)	-	1,260,000	$0.48	10 September 2008
-	120,000	-	(30,000)		90,000	$0.55	10 February 2007
-	50,000	-	-	-	50,000	$0.31	1 July 2007
2,979,500	170,000	(25,000)	(187,500)	-	2,937,000

Effective 1 January 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1h).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the previous year, the company granted options to purchase up to 750,000 shares of the company’s stock to non-employees of the company at an exercise price of $0.25 to $0.48 per share, with an estimated total fair value of $208,200 on the grant date.  Since the options were granted under a graded vesting schedule, $120,927 of the fair value has been recorded in the company accounts during the previous year and $72,567 recorded in the 2nd Quarter of 2004.  The offsetting entry is to share capital.

During the previous year, the company granted and/or amended options to purchase up to 750,000 shares of the company’s stock to directors and officers of the company at an exercise price of $0.48 per share, with an estimated total fair value of $250,000 on the grant date.  Since the options were granted under a graded vesting schedule, $140,423 of the total fair value has been recorded in the company accounts during the previous year and $91,883 recorded in the 2nd Quarter of 2004.  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	89.54%
Risk-free interest rate	3.70%
Expected life of options	4.5 years

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

f)

Escrow Shares

No further shares are held in escrow.

g)

Performance Shares

During the previous year, 872,897 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the company.

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,470,000 in Canada which may be carried forward indefinitely and are available to offset future taxable income.

The company has non-capital losses for Canadian tax purposes of approximately $3,689,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2004	$830,000
2005	830,000
2006	550,000
2009	480,000
2010	999,000
$3,689,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2004
Canadian Funds

8.

Income Taxes - Continued

The company has net operating loss carryovers for U.S. tax purposes of approximately U.S. $16,094,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (U.S. Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
$16,094,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

9.

Commitments

a)

By agreement dated 1 July 2001 and amended 8 November 2001, the company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

2004	$25,272
2005	12,636
$37,908

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2002 - $25,272).

b)

During the previous year, the Company signed a two-year vehicle operating lease agreement.  The future lease obligations are as follows:

2004	$12,341
2005	1,028
$13,369

Form 51-102F1

Interim Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the nine month period ended September 30, 2004 and should be read in conjunction with the consolidated financial statements for the quarter ended September 30, 2004 and related notes contained in the report.  The date of this management’s discussion and analysis is November 10, 2004.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration

In the fall of 2004, Freegolds’ Management redefined its mission statement. Simply stated our objective is to delineate three million ounces of gold over the next three years.

We believe this goal is eminently achievable and have committed to four cornerstone principles to realize this objective:

  Developing our existing projects by way of option joint venture with Major and Mid Tier Mining Companies

  Acquiring existing gold deposits with potential to significantly increase ore reserves

  Advancing grass roots projects to a drill ready stage with our own capital.

  Developing advanced stage exploration projects with our own capital

We currently have a first rate portfolio of gold projects throughout Alaska, Idaho, BC and the  Yukon Territory ranging from grass roots to advanced stage including a feasibility study on our Idaho project. Our acquisition program is in full swing and we are negotiating with several parties on projects that fit our cornerstone criteria.  We currently have industry leaders such as Meridian Gold Inc. and Lonmin Plc as joint venture partners and we are confident that the quality of our current projects and our targeted new acquisitions will attract other industry leaders as future partners.

Taking advantage of the strength in the resource sector last year, Freegold completed a number of financings, enabling the company to undertake a number of sole risk exploration projects this year. Our current sole risk exploration budget is in excess of $750,000, the majority of which we committed to a drill program to further enhance existing resources on our Grew Creek Project where we have an option to earn a 100% interest.

Current Joint Venture Projects

We believe that the quality of our joint venture partners is a direct reflection on the quality of our projects.

Golden Summit – Alaska – JV with Meridian Gold Inc.

Golden Summit is an advanced stage exploration gold project encompassing a number of historic producing high grade gold mines, most of which have not been explored or worked for over 60 years.  The War Powers Act of 1942 halted production and plunged these high grade producers of the Fairbanks district into a deep slumber. These former high grade producers, with average grades in excess of 1opt gold, are the focus of Freegold’s exploration activities in the Fairbanks district.  The Cleary Mine located on the Golden Summit Project, the highest grade producer in the Fairbanks district producing 281,000 ounces at an average grade 1.3 opt, was mined only the 400 ft level and significant potential still remains at depth.

Not only does the Golden Summit Project host a significant number of high grade past producers but it also lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer. With potential for both bulk tonnage and high-grade deposits and the economics of hauling ore in district proven, Golden Summit is well poised for further development

In January 2004 Freegold entered into a Joint Venture with Meridian Gold Inc. to explore a portion of the Golden Summit Project and guaranteed a US  $740,000 exploration budget for 2004.  Meridian is a mid-tier gold producer with a first rate track record of discovering, developing, and operating profitable gold mines throughout North and South America.

  March 2004  - Initial drilling by the Freegold/Meridian JV intersects several high grade areas below the previous working of the Cleary Hill Mine.

  Summer 2004 - Land Position of Freegold/Meridian JV Expanded to include Tolovana Project.

  Successful Trenching Program identifies several prospective targets for follow-up drilling  in the Tolovana Area.

  Fall 2004 Meridian expands exploration budget to US $892,000 to drill targets generated by trenching program.

Terms of Option

  50% - US $5 Million in Exploration Expenditures over 4 years.

  $300,000 in Private Placements by Meridian in Freegold by December 31st, 2004

  60% - Completing an independent bankable Feasibility Study.  If the Feasibility Study identifies reserves in excess of 500,00 ounces gold, Meridian will pay US $1.00 for every ounce identified.

  70%  - Meridian providing all Financing and placing the project into Commercial Production.

  Freegold is the Operator of the Project and receives a 10% Management Fee.

Exploration also continued on the Union Bay PGM Project, a joint venture with Lonmin Plc and Pacific North West Capital Corp. Freegold originally staked the Union Bay Property in 2000 and in 2002 optioned the Property to Pacific North West Capital Corp. In May 2003, PFN and Freegold jointly optioned the Project to Lonmin Plc, who may earn up to a 70% interest by completing a full feasibility study.

Union Bay Platinum Project, Alaska – JV with Pacific North West Capital Corp. and Lonmin Plc

  A $1.2 million exploration program was carried out, funded 100% by Lonmin

  Lonmin is the world’s third largest primary underground producer of platinum group metals.

  The results of the summer project are currently being compiled and interpreted.

  Fall 2004  - Budget was expanded to US $1.8 million

Freegold’s Sole Risk Development Projects -  Acquire projects with potential to significantly increase their ore reserves

Grew Creek, Yukon

  A $500,000 exploration program is in progress.

  192 claims covering covering approximately 15 kilometers of the Tintina fault.

  Located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Whitehorse power grid.

  Drilling will initially test a new vein interpretation that suggests the vein system is sub-parallel to the previous drill hole orientation.  May significantly increase the grade and tonnage of the existing resource in the Main Zone.

  Diamond Drilling in progress – Assays from Hole 1 returned 297 ft at 2.25 g/t Au  including 57 feet at 6.79 g/t Au.  Hole 3 intersected 6.25 metres grading 22.12 gm/t gold including 1.55 metres grading 60.8 gm/t.

  2nd Drill Rig added

  Drilling to continue until December 15th, 2004

Freegold’s Sole Risk Exploration Projects - Acquire and advance exploration projects to the drill ready stage with our own capital.

 Grass Roots Exploration  - Eskay Rift, British Columbia

  400 claim units

  100% Owned

  Target: Eskay Creek Style Mineralization

  $200,000 Sampling and Mapping Program carried out in Summer 2004

  Results pending

Advanced Stage – Sole Risk - Rainbow Hill Project, Alaska

  Located in central Alaska, approximately 225 road miles south of Fairbanks and 290 miles north of Anchorage.

  Centred on Gold Hill and Lucky Hill where most of the known lode gold occurrences of the district are found.

  Past producing placer mine located downstream – Valdez Creek produced over 500,000 ounces. Placer deposit may have its source in the Lucky Hill and Gold Hill area.

  Drill targets include Gold Hill prospect, the Lucky Saddle prospect and the Lucky Top prospect.

  A recent project review has recommended a major drill program to better define the lode gold deposits in the Rainbow Hill area.

Rob Gold Project, Alaska – Joint Venture Project

  Lies in the highly prospective Tintina Gold Belt.

  The style of mineralization found at Rob is similar to that seen at the newly permitted 5.6 M oz Pogo Gold Deposit held by Teck-Cominco, which lies 20 miles to the northeast. Road and mine construction are now underway with a production start date slated for the first quarter of 2006.

  Rob lies on the same 30 kilometer long gneiss dome that hosts the Pogo deposit.

  There are several existing drill ready targets already identified on Rob. Results from historical grab sampling return assays as high as 990 g/t gold on surface.  Previous drilling intersected 13.5 feet grading 0.92 opt.

  Limited exploration has been carried out on this potentially significant project.

  The Company has recently signed several confidentiality agreements with major and mid-tier mining companies.

In addition to the above projects Freegold also holds 100% of the Almaden Gold Project in Idaho and the Company is actively seeking a joint venture partner to further develop this existing resource.

With nearly $2.2 million in the treasury and no debt combined with a strong gold market, Freegold is in an excellent position to firmly position itself as a leading North American gold exploration company that provides shareholders with maximum rewards.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended December 31,(audited)
	2003	2002	2001
Total Revenues	$86,245	$50,489	$148,486
General and administrative expenses	$1,253,591	$719,570	$256,037
Mineral property costs	562,655	537,554	436,438
Income (loss) before extraordinary items Ø In total Ø Basic and diluted loss per share	(1,253,591) (0.06)	(719,570) (0.06)	(256,037) (0.02)
Net income (loss) from continuing operations Ø In total Ø Basic and diluted loss per share	(1,177,923) (0.06)	(788,001) (0.07)	(4,271,711) (0.46)
Totals Assets	10,559,236	6,321,397	5,487,645
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

The company’s loss from continuing operations over the past three years results from general administration expenses and write offs of exploration costs on mineral properties.

Freegold’s general administrative expenses have increased over the past three years as the company has increased its budgets on its mineral exploration properties.  There was an increase in 2003 because of $261,350 in stock option compensation costs. During 2002 $238,495 in stock compensation costs were recorded.

Freegold’s total assets consist of cash and short-term deposits.  In 2003, working capital was $2,762,842 compared to working capital of $123,851 at December 31, 2002.

During the year ended December 31, 2003, the Company issued 10,674,097 special warrants and/or units through private placements for gross proceeds of $4,975,710.

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2004	2004	2004	2003	2003	2003	2003	2002
Total revenues	$18,308	$47,134	$23,127	$95,592	$2,413	$1,808	$548	$0
Net loss	370,535	205,235	263,898	485,843	208,550	313,763	169,767	542,407
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.02	0.01	0.03
Total assets	10,287,302	10,616,402	10,432,056	10,559,236	7,363,379	7,547,133	6,870,842	6,321,397

Results of operations

The nine month period ended September 30, 2004 resulted in a net loss of $839,668 which compares with a loss of $692,080 for the same period in 2003. General and administrative expenses for the quarter ended September 30, 2004 were $731,387 an increase of $34,538 over the same period in 2003. Consulting fees of $116,147 were recorded as compared to $227,956 during the previous year.  The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $196,850 for the period ended September 30, 2004. All other general and administrative costs were relatively the same when compared to the previous year.  A $15,150 capital gain was realized on the sale of investments as compared to $Nil over the same period in 2003.  Directors and Officers liability insurance was obtained for an annual cost of $46,242.  Management fee income of $39,215 was earned as the company is the operator on the Meridian/Golden Summit joint venture project in Alaska. Interest income of $34,204 was also earned as compared to $4,769 in the previous year.

During the nine month period ended September 30, 2004, the Company incurred mineral property deferred exploration costs of $938,536 with $603,789 being reimbursed through the Meridian agreement. Of this, $26,138 relates to the minimum holding costs of the Almaden project in Idaho, and $14,039 was spent on the Rob project in Alaska. Mineral property acquisition costs of $194,117 were also incurred which included $18,020 for the Almaden Idaho project, $26,800 for the Yeager Alaska project, $16,750 for the Rob Alaska project, and $40,482 for the Rainbow Hill Alaska project. The Company also received 30,000 shares of Pacific North West Capital Corp. as part of the Union Bay agreement valued at $17,100. 300,000 shares were issued at a value of $126,000 for the Yeager property, and 50,000 shares were issued at a value of $14,000 for the Rainbow Hill property. Two new Canadian properties were acquired during the second quarter. The company acquired an option on the Grew Creek project in the Yukon by making a cash payment of $40,000 and issuing 50,000 shares for a value of $15,000. $44,340 in exploration expenditures was spent on the Grew Creek project to September 30, 2004.  The Company also spent $40,000 in staking and incurred deferred exploration expenses of $191,510 on the Eskay rift project in northern B.C.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $141,341 for the period ended September 30, 2004, an increase of $39,733 over the same period in 2003.

Liquidity and capital resources

At September 30, 2004, the Company’s working capital, defined as current assets less current liabilities, was $2,068,028 compared with working capital of $2,762,842 at December 31, 2003. Flow-through funds of $467,821 must be spent before Dec. 31, 2004 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the second quarter, a 143,000 unit private placement was issued for gross proceeds of $100,100.

The Company has a portfolio of investments with a book value of $202,902 and a market value of $262,680 as at September 30, 2004. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 312,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 27,234,705 shares at September 30, 2004.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following aggregate minimum lease payments to the expiration of the lease on June 30, 2005.  Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 14, 1999.  See “related party transactions” for details. The Company also has a two-year vehicle operating lease.  Pursuant to a settlement agreement, the company is obligated to pay US$30,000 before December 2005. Pursuant to an agreement for the Keystone claims, the Company is obligated to pay US$50,000 per year. Only the first year of the Keystone agreement is shown as the company has the option to terminate the agreement. Only mineral option payments that are legally binding have been included. Further information on mineral option payments are disclosed in note 4 to the consolidated interim financial statements to September 30, 2004.

	2004	2005	2006	2007	2008	Thereafter

Office lease	$40,015	$20,007	-	-	-	-
Operating vehicle lease	12,341	1,028	-	-	-	-
Option payment settlement	23,211	19,448	-	-	-	-
Keystone property lease	66,500	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in note 1 to the consolidated financial statements for the 3rd quarter ended September 30, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

The interim consolidated financial statements for the quarter ended September 30, 2004 followed the same accounting policies and methods of application in the most recent annual financial statements.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is currently assessing these requirements to ensure its complies with the new standards starting in 2004.

Financial Instruments and Other Instruments

Freegold’s financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value.  As at September 30, 2004, there were 27,234,705 outstanding common shares compared to 26,266,705 outstanding shares at December 31, 2003.  The increase reflects the exercise of 25,000 options, the 143,000 unit private placement and the 800,000 shares issued for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in notes 7e to the consolidated interim financial statements to September 30, 2004.

Related party transactions

Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 14, 1999.  The Management Agreement is renewable at three year periods with mutual consent subject to provisions for termination as to one year notice plus one additional month for each year of service.  Mr. Barr currently receives a fee of $8,640 per month.  Pursuant to this management contract, a total of $77,760 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for  management services during the nine months ended September 30, 2004.  Pursuant to an office lease agreement dated July 11, 2000, a total of $30,011 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for  office rent during the nine months ended September 30, 2004.  A total of $28,500 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the nine months ended September 30, 2004.   A total of $33,000 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the nine months ended September 30, 2004.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

Freegold currently has two joint venture deals in which other companies are earning an interest in Freegold  projects by carrying all costs and making significant exploration expenditures.  The Company ended September 30, 2004 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of Freegold Ventures Limited certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Freegold Ventures Lmited for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

November 10, 2004

Per:

“Harry Barr”

            _________________________

Harry Barr

Chief Executive Officer

1

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of Freegold Ventures Limited certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Freegold Ventures Limited for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

November 10, 2004

Per:

“Gordon Steblin”

            ________________________

Gordon Steblin

Chief Financial Officer

1

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

November 1st, 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

      Website: www.freegoldventures.com

  FIRST DIAMOND DRILL HOLE AT GREW CREEK
ASSAYS 6.79 GM/T GOLD OVER 17.5 METRES
 2nd DRILL TO COMMENCE BY END OF WEEK.

Vancouver, BC – November 1, 2004    Freegold Ventures Limited (TSX: ITF) announces initial results from diamond drill hole GC-04-225. Assay results for the first drill hole have been received from 34.75 to 129 metres.

The stockwork zone averages 2.25 gm/t gold over the 90.5 metre (297 ft) interval from 37.5 m to 128 metres.  The assay results from the final 20 sample intervals of GC-04-225 along with 112 samples from GC-04-226 are pending.

A continuous quartz-adularia vein stockwork was intersected through the interval. The most intense stockwork interval of 17.5 m (57.42 ft) from 91.5 to 109 metres has an average grade of 6.79 gm/t gold. Within the interval strongly veined sections assayed 14.38 g/t gold over 2.0 metres (6.56 ft) and 17.77 g/t over 2.3 metres (7.55 ft). The reported intervals are not true width.

Distinctive pink adularia with a quartz vein between

90.7 metres – 92.7 metres averaging 14.38 g/t gold correlates to a high grade zone intersected in previous drill holes. The current drill program is aimed at determining the most favourable orientation of veining.  The core angles on the veins and relative location of the quartz-pink adularia intersections are consistent with the newly interpreted north trending steeply dipping high grade vein system.

A $500,000 program is currently in progress on the Grew Creek Project.  The program is 100% funded by Freegold.  Drilling is slated to continue through December 15th, with a second drill to commence by the end of this week.

The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Whitehorse power grid. Robert Stroshein, P.Eng is the Qualified Person, as defined by National Instrument 43-101. Assays were carried out by ALS Chemex.

___________________________________________________________________________________________________________

Freegold Ventures Limited

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Mid Tier gold producer Meridian Gold has recently entered into a JV on the Golden Summit Project, where a 7 hole diamond drill program is in progress.  Freegold is the Project Operator. Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Telephone 604-685-1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 1, 2004

Item 3: Press Release

A Press release dated and issued November 1, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces initial results from diamond drill hole GC-04-225.  Assay results for the first drill hole have been received from 34.75 to 129 metres.

Item 5: Full Description of Material Change

Vancouver, BC – November 1, 2004    Freegold Ventures Limited (TSX: ITF) announces initial results from diamond drill hole GC-04-225. Assay results for the first drill hole have been received from 34.75 to 129 metres.

The stockwork zone averages 2.25 gm/t gold over the 90.5 metre (297 ft) interval from 37.5 m to 128 metres.  The assay results from the final 20 sample intervals of GC-04-225 along with 112 samples from GC-04-226 are pending.

A continuous quartz-adularia vein stockwork was intersected through the interval. The most intense stockwork interval of 17.5 m (57.42 ft) from 91.5 to 109 metres has an average grade of 6.79 gm/t gold. Within the interval strongly veined sections assayed 14.38 g/t gold over 2.0 metres (6.56 ft) and 17.77 g/t over 2.3 metres (7.55 ft). The reported intervals are not true width.

Distinctive pink adularia with a quartz vein between

90.7 metres – 92.7 metres averaging 14.38 g/t gold correlates to a high grade zone intersected in previous drill holes. The current drill program is aimed at determining the most favourable orientation of veining.  The core angles on the veins and relative location of the quartz-pink adularia intersections are consistent with the newly interpreted north trending steeply dipping high grade vein system.

A $500,000 program is currently in progress on the Grew Creek Project.  The program is 100% funded by Freegold.  Drilling is slated to continue through December 15th, with a second drill to commence by the end of this week.

The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Whitehorse power grid. Robert Stroshein, P.Eng is the Qualified Person, as defined by National Instrument 43-101. Assays were carried out by ALS Chemex.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 1, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

NEWS RELEASE

For Immediate Release

www.freegoldventures.com

Toronto Stock Exchange : ITF

OTC BB : FGOVF

Stock Options Granted

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC – November 5, 2004.  Freegold Ventures Limited (the “Company”) has granted 2,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.40 in years one, two and three and an exercise price of $0.50 in years four and five per common share for a period of five years.  The foregoing is subject to regulatory approval.

On behalf of the Board of Directors	Investor Relations Contact:
Toll Free: 1.800.667.1870 Facsimile: 604.685.8045 2303 West 41st Avenue, Vancouver, BC V6M 2A3
Harry Barr, Chairman

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Freegold Ventures Limited

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 5, 2004

Item 3: Press Release

A Press release dated and issued November 5, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Stock Options Granted.

Item 5: Full Description of Material Change

Freegold Ventures Limited (the “Company”) has granted 2,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.40 in years one, two and three and an exercise price of $0.50 in years four and five per common share for a period of five years.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 5, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

November 11th, 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

      Website: www.freegoldventures.com

3rd HOLE INTERSECTS HIGH GRADE MINERALIZATION

GREW CREEK PROJECT, YUKON

22.12 GM/T (0.65 opt) GOLD OVER 6.25 METRES (20.5 FEET)

Vancouver, BC – November 11th, 2004    Freegold Ventures Limited (TSX: ITF) announces assay results from GC-04-225 and GC-04-226 with initial results from GC-04-227.  Complete assays from the first two drill holes and partial results from the third drill hole have been received from ALS Chemex. 2nd drill moved to site.

1 Km from the Whitehorse power Grid
192 claims covering 15km of the Tintina Fault
Grew Creek
Faro
Ross River
Robert
Campbell
Highway
Whitehorse
YUKON TERRITORY

Quartz-adularia vein stockwork was intersected in all of the holes drilled to date. Stockwork mineralization occurs throughout the first two holes and the lower section of the third drill hole.  High grade quartz-adularia veins intersected in GC-04-227 are located 20 metres north and 35 metres below the high grade veins intersected in previous drilling (DDH-96-196: 17 metres @ 28.55 g/t gold and 22.8 g/t silver).  The majority of previous drilling was based on an interpretation that the mineralization in a quartz-adularia stockwork zone trended in an east-southeasterly direction; however, core angles from the previous high grade intercept suggested the presence of a north trending steeply dipping high grade vein system.  Holes in the current drill program are being drilled to varying depths and are spaced at 25 metre intervals along a north-south trend. The vein angles to core axis and relative location of the quartz- adularia intersections in the 2004 drilling are consistent with the new interpretation. Diamond drilling is continuing along the north-south trend of the mineralization. The reported intervals are not true width.

     The weighted average assay results are as follows:

Drill Hole		Width (metres)	Width (feet)	Au gm/t	Au oz/t	Ag gm/t
GC-04-225	*	118	387	1.81	0.05	2.6
	Incl	90.5	295	2.25	0.07	3.2
	incl	17.5	57	6.79	0.2	8.8
	incl and	2.0 2.3	6.5 7.5	14.38 17.77	0.42 0.52	8.5 30.2
GC-04-226		128	419	0.38	0.01	0.7
	incl	90	295	0.46	0.01	0.65
	incl	57.5	188	0.53	0.02	0.65
	incl	7.5	24.6	1.56	0.04	0.8
GC-04-227		6.25	20.5	22.12	0.65	44.7
		1.55	5.08	60. 5	1.77	149.0

* Assays received subsequent to release dated November 1st. Release included results only to 129.00 metres. Assay results for the remainder of drill hole GC–04-227 are pending.

___________________________________________________________________________________________________________

Freegold Ventures Limited

.../2

A $500,000 program is currently in progress on the Grew Creek Project.  The program is 100% funded by Freegold.  Drilling is slated to continue through December 15th. A second drill has been recently added to the program. The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Yukon Energy power grid.

Robert Stroshein, P.Eng is the Qualified Person, as defined by National Instrument 43-101. Assays were carried out by ALS Chemex.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Mid Tier gold producer Meridian Gold has recently entered into a JV on the Golden Summit Project, where a 7 hole diamond drill program is in progress.  Freegold is the Project Operator. Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Telephone 604-685-1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 11, 2004

Item 3: Press Release

A Press release dated and issued November 11, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

3rd Hold Intersects High Grade Mineralization, Grew Creek Project, Yukon.  22.12 GM/T (0.65 opt) Gold Over 6.25 Metres (20.5 feet).

Item 5: Full Description of Material Change

Vancouver, BC – November 11th, 2004    Freegold Ventures Limited (TSX: ITF) announces assay results from GC-04-225 and GC-04-226 with initial results from GC-04-227.  Complete assays from the first two drill holes and partial results from the third drill hole have been received from ALS Chemex. 2nd drill moved to site.

Quartz-adularia vein stockwork was intersected in all of the holes drilled to date. Stockwork mineralization occurs throughout the first two holes and the lower section of the third drill hole.  High grade quartz-adularia veins intersected in GC-04-227 are located 20 metres north and 35 metres below the high grade veins intersected in previous drilling (DDH-96-196: 17 metres @ 28.55 g/t gold and 22.8 g/t silver).  The majority of previous drilling was based on an interpretation that the mineralization in a quartz-adularia stockwork zone trended in an east-southeasterly direction; however, core angles from the previous high grade intercept suggested the presence of a north trending steeply dipping high grade vein system.  Holes in the current drill program are being drilled to varying depths and are spaced at 25 metre intervals along a north-south trend. The vein angles to core axis and relative location of the quartz- adularia intersections in the 2004 drilling are consistent with the new interpretation. Diamond drilling is continuing along the north-south trend of the mineralization. The reported intervals are not true width.

The weighted average assay results are as follows:

Drill Hole		Width (metres)	Width (feet)	Au gm/t	Au oz/t	Ag gm/t
GC-04-225	*	118	387	1.81	0.05	2.6
	Incl	90.5	295	2.25	0.07	3.2
	incl	17.5	57	6.79	0.2	8.8
	incl and	2.0 2.3	6.5 7.5	14.38 17.77	0.42 0.52	8.5 30.2
GC-04-226		128	419	0.38	0.01	0.7
	incl	90	295	0.46	0.01	0.65
	incl	57.5	188	0.53	0.02	0.65
	incl	7.5	24.6	1.56	0.04	0.8
GC-04-227		6.25	20.5	22.12	0.65	44.7
		1.55	5.08	60. 5	1.77	149.0

* Assays received subsequent to release dated November 1st. Release included results only to 129.00 metres. Assay results for the remainder of drill hole GC–04-227 are pending.

A $500,000 program is currently in progress on the Grew Creek Project.  The program is 100% funded by Freegold.  Drilling is slated to continue through December 15th. A second drill has been recently added to the program. The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Yukon Energy power grid.

Robert Stroshein, P.Eng is the Qualified Person, as defined by National Instrument 43-101. Assays were carried out by ALS Chemex.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 16, 2004__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

Website: www.freegoldventures.com

November 22nd,  2004

Toronto Stock Exchange: ITF

OTC BB : FGOVF

Freegold Ventures options Duke Copper Gold Property
Drilling to Commence Immediately

Freegold Ventures Limited. (“Freegold”, the “Company”) is pleased to announce it has entered into an agreement with Southern Rio Resources Inc. (“Southern Rio”) pursuant to an agreement which Freegold may earn a 51% interest in Southern Rio's Duke Copper-Gold Project near Merritt, British Columbia.

Previous drilling was not assayed for gold or silver assays but limited sampling of surface mineralization by Southern Rio has returned gold values ranging from 0.21 g/t to 0.48 g/t, and silver values ranging from 1.7 g/t to 20.6 g/t. Sampling was carried out by Lindsay Bottomer, P. Geo. Harry Barr, Chairman of Freegold stated” The Duke Property is an excellent early stage drill target”.

The Project is located 35 kilometres from the Highland Valley Mine, one of the largest copper producers in North America, and approximately 30 kilometres west of Merritt in southern BC. In 1963, a 12-hole program by Hurley River Mines returned a number of significant intersections, including 0.63 per cent Cu over 57.9 metres, 0.55 per cent Cu over 51.8 metres, and 0.61 per cent Cu over 33.5 metres. Southern Rio will be field manager of the initial exploration program. Recent forestry developments in the area have greatly improved road access to the property, and facilitates year-round exploration.  Drilling at the Duke property will commence immediately.

Under the Agreement Freegold may earn a 51% interest by spending $750,000 on exploration by October 1, 2007, making a cash payment of $10,000 and issuing 100,000 common shares of Freegold to Southern Rio.  The initial $100,000 exploration expenditure by December 31, 2004 is a firm commitment. Freegold has the right to earn an additional 19% interest (70% total) by making further exploration expenditures of $1.0 million ($1.75 million total) by October 1, 2010, and making additional cash payments totaling $150,000 to Southern Rio.  This agreement is subject to regulatory approval.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Telephone 604-685-1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 22, 2004

Item 3: Press Release

A Press release dated and issued November 22, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited options Duke Copper Gold Property.  Drilling to commence immediately

Item 5: Full Description of Material Change

Freegold Ventures Limited. (“Freegold”, the “Company”) is pleased to announce it has entered into an agreement with Southern Rio Resources Inc. (“Southern Rio”) pursuant to an agreement which Freegold may earn a 51% interest in Southern Rio's Duke Copper-Gold Project near Merritt, British Columbia.

Previous drilling was not assayed for gold or silver assays but limited sampling of surface mineralization by Southern Rio has returned gold values ranging from 0.21 g/t to 0.48 g/t, and silver values ranging from 1.7 g/t to 20.6 g/t. Sampling was carried out by Lindsay Bottomer, P. Geo. Harry Barr, Chairman of Freegold stated” The Duke Property is an excellent early stage drill target”.

The Project is located 35 kilometres from the Highland Valley Mine, one of the largest copper producers in North America, and approximately 30 kilometres west of Merritt in southern BC. In 1963, a 12-hole program by Hurley River Mines returned a number of significant intersections, including 0.63 per cent Cu over 57.9 metres, 0.55 per cent Cu over 51.8 metres, and 0.61 per cent Cu over 33.5 metres. Southern Rio will be field manager of the initial exploration program. Recent forestry developments in the area have greatly improved road access to the property, and facilitates year-round exploration.  Drilling at the Duke property will commence immediately.

Under the Agreement Freegold may earn a 51% interest by spending $750,000 on exploration by October 1, 2007, making a cash payment of $10,000 and issuing 100,000 common shares of Freegold to Southern Rio.  The initial $100,000 exploration expenditure by December 31, 2004 is a firm commitment. Freegold has the right to earn an additional 19% interest (70% total) by making further exploration expenditures of $1.0 million ($1.75 million total) by October 1, 2010, and making additional cash payments totaling $150,000 to Southern Rio.  This agreement is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 22, 2004__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

November 11th, 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

      Website: www.freegoldventures.com

4.34 GM/T GOLD OVER 42 METRES (145 FEET)

SECOND DRILL ON SITE, DRILLING PROGRAM CONTINUES

GREW CREEK PROJECT, YUKON

Vancouver, BC – November 26th, 2004    Freegold Ventures Limited (TSX: ITF) announces completed results from GC-04-225, and GC-04-227 the two high grade holes intersected to date on the project. Complete assays from the first three of the seven holes drilled to date have been received and have now been reported.

Quartz-adularia veins and vein stockwork have been intersected in all of the holes drilled to date. The high grade quartz adularia veins intersected in GC-04-225, GC-04-227 and GC-96-196 all occur near the north end of a north south trend with a steep dip indicated. Holes in the current program are being drilled to varying depths and are spaced at 25 metre intervals along the north south trend. Assays are pending for the four additional holes drilled along this trend. The reported intervals are not true widths.

     The weighted average assay results are as follows:

Drill Hole		To (m)	From (m)	Width (metres)	Width (feet)	Au gm/t	Au oz/t	Ag gm/t
GC-04-225*		37.5	155.5	118	387	1.81	0.05	2.6
	Incl	37.5	129.1	90.5	295	2.25	0.07	3.2
	incl	91.4	108.9	17.5	57	6.79	0.20	8.8
	Incl incl	90.7 106.7	92.7 109.0	2.0 2.3	6.56 7.5	14.38 17.77	0.42 0.52	8.5 30.2
GC-04-227		104.0	148.2	44.2	145.0	4.34	0.13	7.9
	incl	106.9	137.5	30.6	100.4	6.05	0.18	11.0
	incl	106.9	125.6	18.7	61.4	9.21	0.27	16.8
	incl	106.9*	113.1	6.2	20.5	22.10	0.64	45.1

* Previously reported

$500,000 program is currently in progress on the Grew Creek Project.  The program is 100% funded by Freegold.  Drilling is slated to continue through December 15th. Two drills are on the property. Each drill is testing separate vein/vein stockwork trends 75 metres and 125 metres respectively west of the reported drill results. The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Yukon Energy power grid.

Robert Stroshein, P.Eng is the Qualified Person, as defined by National Instrument 43-101. Assays were carried out by ALS Chemex.

___________________________________________________________________________________________________________

Freegold Ventures Limited

.../2

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Mid Tier gold producer Meridian Gold has recently entered into a JV on the Golden Summit Project, where a 7 hole diamond drill program is in progress.  Freegold is the Project Operator. Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Telephone 604-685-1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 26, 2004

Item 3: Press Release

A Press release dated and issued November 26, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited announces completed results from the first three of the seven holes drilled to date from Grew Creek.

Item 5: Full Description of Material Change

Vancouver, BC – November 26th, 2004  Freegold Ventures Limited (TSX: ITF) announces completed results from GC-04-225, and GC-04-227 the two high grade holes intersected to date on the project. Complete assays from the first three of the seven holes drilled to date have been received and have now been reported.

Quartz-adularia veins and vein stockwork have been intersected in all of the holes drilled to date. The high grade quartz adularia veins intersected in GC-04-225, GC-04-227 and GC-96-196 all occur near the north end of a north south trend with a steep dip indicated. Holes in the current program are being drilled to varying depths and are spaced at 25 metre intervals along the north south trend. Assays are pending for the four additional holes drilled along this trend. The reported intervals are not true widths.

     The weighted average assay results are as follows:

Drill Hole		To (m)	From (m)	Width (metres)	Width (feet)	Au gm/t	Au oz/t	Ag gm/t
GC-04-225*		37.5	155.5	118	387	1.81	0.05	2.6
	Incl	37.5	129.1	90.5	295	2.25	0.07	3.2
	incl	91.4	108.9	17.5	57	6.79	0.20	8.8
	Incl incl	90.7 106.7	92.7 109.0	2.0 2.3	6.56 7.5	14.38 17.77	0.42 0.52	8.5 30.2
GC-04-227		104.0	148.2	44.2	145.0	4.34	0.13	7.9
	incl	106.9	137.5	30.6	100.4	6.05	0.18	11.0
	incl	106.9	125.6	18.7	61.4	9.21	0.27	16.8
	incl	106.9*	113.1	6.2	20.5	22.10	0.64	45.1

* Previously reported

$500,000 program is currently in progress on the Grew Creek Project.  The program is 100% funded by Freegold.  Drilling is slated to continue through December 15th. Two drills are on the property. Each drill is testing separate vein/vein stockwork trends 75 metres and 125 metres respectively west of the reported drill results. The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Yukon Energy power grid.

Robert Stroshein, P.Eng is the Qualified Person, as defined by National Instrument 43-101. Assays were carried out by ALS Chemex.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 29, 2004__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity